                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                                 Arqule, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  04269E107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 6 Pages

SEC 1745 (10-85)

---------------------                                        -------------------
 CUSIP NO. 04269E107             SCHEDULE  13G                PAGE 2 OF 6 PAGES
           ---------                                              ---  ---
---------------------                                        -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ArQule Partners, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited Partnership
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           4,295,500
    NUMBER OF        -----------------------------------------------------------
     SHARES          6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               0
      EACH           -----------------------------------------------------------
    REPORTING        7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                 4,295,500
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,295,500
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      43.6%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                        -------------------
 CUSIP NO. 04269E107             SCHEDULE  13G                PAGE 3 OF 6 PAGES
           ---------                                              ---  ---
---------------------                                        -------------------


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph C. Hogan, Jr.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
      NUMBER OF      -----------------------------------------------------------
       SHARES        6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY             4,295,500
        EACH         -----------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON
        WITH               0
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           4,295,500
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,295,500
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      43.6%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 04269E10             13G                      PAGE 4 OF 6 PAGES

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Elizabeth Hogan
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOW IF A MEMBER OF A GROUP*
      Not Applicable
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES              0
    BENEFICIALLY     ------------------------------------------------------------------------------------------
      OWNED BY       6     SHARED VOTING POWER
        EACH               4,295,500
      REPORTING      ------------------------------------------------------------------------------------------
       PERSON        7     SOLE DISPOSITIVE POWER
        WITH               0
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           4,295,500
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,295,500
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                [ ]
--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      43.6%
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  04269E107    SCHEDULE 13G                    Page 5 of 6 Pages

Item 1(a).  Name of Issuer:
            ---------------

            ArQule Partners, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

            ArQule, lnc.
            200 Boston Avenue
            Medford, MA  02155

Item 2(a).  Name of Person Filing:
            ----------------------

            ArQule Partners, L.P.
            Joseph C. Hogan, Jr.
            Elizabeth Hogan

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

            The address of ArQule Partners, L.P., Joseph C. Hogan, Jr. and
            Elizabeth Hogan is c/o ArQule Inc.
            200 Boston Avenue
            Medford, MA  02155

Item 2(c).  Citizenship:
            ------------

            ArQule Partners, L.P. is a limited partnership, organized under the laws of State of Delaware.  Mr. Joseph C. Hogan, Jr. and Elizabeth Hogan are
            citizens of the United States.

Item 2(d).  Title of Class of Securities:
            -----------------------------

            Common Stock, $0.01

Item 2(e).  CUSIP Number:
            -------------

            04269E107

Item 3.     Not Applicable

Item 4.     Ownership

            (a) Amount Beneficially Owed:

            As of December 31, 1996, ArQule Partners, L.P. is the record owner of 4,295,500 shares of Common Stock.  As members of the Investment Committee of ArQule Partners, L.P., Mr. Hogan and Elizabeth Hogan may be deemed to beneficially own 4,295,500 shares of Common Stock as of December 31, 1996.  Mr. Hogan and Elizabeth Hogan disclaim beneficial ownership of these shares.

           (b) Percent of Class:
           Each of ArQule Partners, L.P., Mr. Hogan and Elizabeth Hogan:  43.6%

           (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                        ArQule Partners, L.P.                   4,295,500
                        Joseph C. Hogan, Jr.                    0
                        Elizabeth Hogan                         0

                  (ii)  shared power to vote or to direct the disposition of:
                        ArQule Partners, L.P.                   0
                        Joseph C. Hogan, Jr.                    4,295,500
                        Elizabeth Hogan                         4,295,500


                  (iii) sole power to dispose or to direct the disposition of:
                        ArQule Partners, L.P.                   4,295,500
                        Joseph C. Hogan, Jr.                     0
                        Elizabeth Hogan                         0

                  (iv)  shared power to dispose or to direct the disposition of:
                        ArQule Partners, L.P.                   0
                        Joseph C. Hogan, Jr.                    4,295,500
                        Elizabeth Hogan                         4,295,500




CUSIP NO.  04269E107               SCHEDULE 13G               Page 6 of 6 Pages



Item 5.     Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:
            -------------------------------------------------------------

            Not Applicable

Item 8.     Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            Not Applicable

Item 9.     Notice of Dissolution of Group:
            -------------------------------

Item 10.    Certification:
            --------------

            Not Applicable


Date:  February 13, 1997


ArQule Partners, L.P.

By: Legomer Technologies, Inc.
    A General Partner

By: /s/ Joseph C. Hogan, Jr.
   ----------------------------
   Joseph C. Hogan, Jr.


By: /s/ Joseph C. Hogan, Jr.
   ------------------------------
   Joseph C. Hogan, Jr.


By: /s/ Elizabeth Hogan
   ------------------------------
   Elizabeth Hogan